UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
  ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

Tahiro, Inc.

Legal status of Issuer:

Form:

Corporation

Jurisdiction of Incorporation/Organization:

California

Date of Organization:

April 20, 2017

Physical Address of Issuer:

16130 Ventura Blvd., Suite 570, Encino, CA 91436

Website of Issuer:

https://tahiro.com/

Name of Co-Issuer:

Tahiro CF Investors SPV, LLC

Legal status of Co-Issuer:

Form:

Limited Liability Company

Jurisdiction of Incorporation/Organization:

Delaware

Date of Organization:

April 29, 2025

Physical Address of Co-Issuer:

16130 Ventura Blvd., Suite 570, Encino, CA 91436

Website of Co-Issuer:

None

Current Number of Employees:

0

	Most recent fiscal year-end (2025)*	Prior fiscal year-end (2024)*
Total Assets	$926,957	$ 855,518
Cash & Cash Equivalents	$44,408	$4,753
Accounts Receivable	$0.00	$4,085
Short-term Debt	$23,856	$56,932
Long-term Debt	$0.00	$17,348
Revenues/Sales	$274,634	$402,775
Cost of Goods Sold	$143,298	$352,662
Taxes Paid	$0.00*	$0.00
Net Income/(Net Loss)	($123,482)	$(341,124)

* Reflects the financial results for the Company. Exhibit B, attached hereto and made a part hereof, includes the 2025 self-certified financials for the Company.

August 18, 2026

TAHIRO, INC.
TAHIRO CF INVESTORS SPV, LLC

This Form C-AR (including the cover page and all exhibits attached hereto, the "**Form C-AR**") is being furnished by Tahiro, Inc. ("**Tahiro**," the "**Company,**" "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the U.S. Securities and Exchange Commission ("**SEC**" or "**Commission**"). Additionally, the investments were made through Tahiro CF Investors SPV, LLC, a special purpose investment vehicle exempt from registration under the Investment Company Act pursuant to Rule 270.3a-9 promulgated under the Securities Act of 1933 (the "**Co-Issuer**").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The SEC does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission and annually post the report on its website at https://tahiro.com/ no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by (1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, (2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, (3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, (4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party or (5) the liquidation or dissolution of the Company.

The date of this Form C-AR is August 18, 2026.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

ABOUT THIS FORM C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide any information different from that contained in this Form C-AR. If anyone provides you with different or inconsistent information, you should not rely on it. Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

FORWARD-LOOKING STATEMENTS

This Form C-AR and any documents incorporated by reference herein or therein, including Exhibit A and Exhibit B, contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections regarding its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe,"

“may,” “should,” “can have,” “likely” and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company’s control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statements made in this Form C-AR or any documents incorporated by reference herein or therein is accurate only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. Except as required by law, the Company undertakes no obligation to publicly update any forward-looking statements for any reason after the date of this Form C-AR, whether as a result of new information, future developments or otherwise, or to conform these statements to actual results or to changes in our expectations.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

Neither the Company nor the Co-Issuer, nor their controlling persons, are subject to any bad actor disqualifications under any relevant U.S. securities laws.

Neither the Company nor the Co-Issuer, nor their controlling persons, are subject to any matters that would have triggered disqualification but occurred prior to May 16, 2016.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form C-AR to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

Tahiro, Inc.
(Issuer)

By:/s/ Avi Palatnik
(Signature)

Avi Palatnik
(Name)

Chief Executive Officer
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/ Avi Palatnik
(Signature)

Avi Palatnik
(Name)

Director
(Title)

August 18, 2026
(Date)

/s/ Nitzan Ben Nun
(Signature)

Nitzan Ben Nun
(Name)

Director
(Title)

August 18, 2026
(Date)

/s/ Neta Golani
(Signature)

Neta Golani
(Name)

Director
(Title)

August 18, 2026
(Date)

/s/ Amit Sasson
(Signature)

Amit Sasson
(Name)

Director
(Title)

August 18, 2026
(Date)

/s/ Maya Palatnik
(Signature)

Maya Palatnik
(Name)

Director
(Title)

August 18, 2026
(Date)

Instructions.

1. The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2. The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A
ANNUAL REPORT
(EXHIBIT A TO FORM C-AR)
August 18, 2026

Tahiro, Inc.

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in the Form C-AR and the Exhibits hereto. This summary may not contain all of the information that may be important to you. You should read the entire Form C-AR carefully, including this Exhibit A and Exhibit B therein.

The Company

Tahiro, Inc. was incorporated in California on April 20, 2017 and is headquartered in Encino, California. The Company sells its services through the internet throughout the United States and internationally.

The Company, having sold securities pursuant to Regulation Crowdfunding under the Securities Act of 1933, is filing this annual report pursuant to Rule 202 of Regulation Crowdfunding for the fiscal year ended December 31, 2025. We have filed this report as of the filing date above, and the report may be found on the Company's website.

The Company's website is https://tahiro.com/. The information on the Company available on or through our website is not a part of this Form C-AR.

Co-Issuer

Tahiro CF Investors SPV, LLC (the "**Co-Issuer**"), located at 16130 Ventura Blvd., Suite 570, Encino, CA 91436.

The Co-Issuer was organized as a Limited Liability Company in the United States under the jurisdiction of Delaware in the year 2025. There is no website for the Co-Issuer.

The Company formed the Co-Issuer solely for issuing the Securities under the previously completed Regulation CF offering. The Co-Issuer serves merely as a conduit for investors to invest in the Company and does not have a separate business purpose. Investors in the Co-Issuer achieve the same economic exposure, voting power (which is none) and ability to assert State and Federal law rights and achieve the same disclosures as if they had invested directly in the Company. The Co-Issuer will maintain a one-to-one relationship between the number, denomination, type and rights of Company securities it owns and the number, denomination, type and rights of its securities outstanding. The Co-Issuer cannot borrow or raise funds on its own account. There is no material difference between an investment in the Company and the Co-Issuer.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks, including, but not limited to, those noted herein.

Risks Related to the Company's Business and Industry

The Company's business plan is based on numerous assumptions and projections that may not prove accurate.

The Company's business plan and potential growth is based upon numerous assumptions. No assurance can be given regarding the attainability of the financial projections. The Company's ability to adhere to, and implement, its business plan will depend upon the Company's ability to successfully raise funds and a variety of other factors, many of which are beyond the Company's control. Likewise, management is not bound to follow the business plan and may elect to adopt other strategies based upon unanticipated opportunities, or changes in circumstances or market conditions. All financial projections contained in the business plan are based entirely upon management's assumptions and projections and should not be considered as a forecast of actual revenues or our liquidity. Actual operating results may be materially different.

Although the Company believes the assumptions upon which the Company's business and financial projections are based have reasonable bases, the Company cannot offer any assurance that its results of operations and growth will be as contemplated. If any of the assumptions upon which these opinions and projections are based prove to be inaccurate, including growth of the economy in general and trends in our industry, these opinions and projections could be adversely affected. Prospective investors should be aware that these opinions and other projections and predictions of future performance, whether included in the business plan, or previously or subsequently communicated to prospective investors, are based on certain assumptions which are highly speculative. Such projections or opinions are not (and should not be regarded as) a representation or warranty by the Company or any other person that the overall objectives of the Company will ever be achieved or that the Company will ever achieve significant revenues or profitability. These opinions, financial projections, and any other predictions of future performance should not be relied upon by potential investors in making an investment decision in regard to this Offering.

If the Company cannot raise sufficient funds, it will not succeed

The Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive.

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our activities. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our activities, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred securities financings in the future, which may reduce the value of your investment in the Securities. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred securities could be more advantageous to those investors than to the holders of the Securities. In addition, if we need to raise more equity capital from the sale of Securities or other equity, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly at a lower purchase price per Security.

A substantial majority of the Company is owned by the Company's Officers and Directors, and they will exercise voting control.

The officers and directors of the Company beneficially own a substantial majority of the Company. Subject to any fiduciary duties owed to other stockholders under California law, these officers and directors may be able to exercise significant influence over matters requiring stockholder approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. These officers and directors may have interests that are different from yours. For example, these officers and directors may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these officers and directors could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, issue additional securities which may dilute you, repurchase securities of the Company, enter into transactions with related parties or support or reject other management and board proposals that are subject to stockholder approval.

Projections: Forward-Looking Information

Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and have not been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We rely on other companies to provide services for our products.

We depend on third-party vendors to meet our contractual obligations to our customers and to conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if vendors do not provide the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our services may be adversely impacted if companies to whom we delegate certain services do not perform to our, and our customers', expectations. Our vendors may also be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two vendors for a particular service.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our intellectual property rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's success depends on the experience and skill of its executive officers and key personnel.

We are dependent on our executive officers and key personnel. These persons may not devote their full time and attention to the matters of the Company. The loss of all or any of our executive officers and key personnel could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management and other personnel to develop additional expertise. We face intense competition for personnel, making recruitment time-consuming and expensive. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us, which could further delay or disrupt our product development and growth plans.

We face various risks as an e-commerce retailer.

We operate a business that sells directly to consumers via e-commerce. This may require additional investments to sustain or grow our e-commerce business, including increased capital requirements. Additionally, there are business risks we face related to operating our e-commerce business which include our inability to keep pace with rapid technological change, failure in our security procedures or operational controls, failure or inadequacy in our systems or labor resource levels to effectively process customer orders in a timely manner, government regulation and legal uncertainties with respect to e-commerce, and the collection of sales or other taxes by one or more states or foreign jurisdictions. If any of these risks materialize, they could have an adverse effect on our business. In addition, we may face increased competition in the future from internet retailers who enter the market. Our failure to positively differentiate our product and services offerings or customer experience from these new internet retailers could have a material adverse effect on our business, financial condition and results of operations.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We may face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning

programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third parties may contain defects in design or manufacture, including “bugs” and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers’ or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately held (non-public) issuer, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company’s financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company’s results of operations.

Changes in federal, state or local laws and government regulation could adversely impact our business.

The Company is subject to legislation and regulation at the federal, state and local levels. New laws and regulations may impose new and significant disclosure obligations and other operational, marketing and compliance-related obligations and requirements, which may lead to additional costs, risks of non-compliance, and diversion of our management's time and attention from strategic initiatives. Additionally, federal, state and local legislators or regulators may change current laws or regulations which could adversely impact our business. Further, court actions or regulatory proceedings could also change our rights and obligations under applicable federal, state and local laws,

which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

We operate in a regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are subject to a wide range of federal, state, and local laws and regulations. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease-and-desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we may incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

Global crises and geopolitical events, including without limitation, COVID-19 can have a significant effect on our business operations and revenue projections.

A significant outbreak of contagious diseases, such as COVID-19, in the human population could result in a widespread health crisis. Additionally, geopolitical events, such as wars or conflicts, could result in global disruptions to supplies, political uncertainty and displacement. Each of these crises could adversely affect the economies and financial markets of many countries, including the United States where we principally operate, resulting in an economic downturn that could reduce the demand for our products and services and impair our business prospects, including as a result of being unable to raise additional capital on acceptable terms, if at all.

BUSINESS

TAHIRO, Inc. is a neuroscience-driven healthtech company focused on developing innovative, science-backed solutions to support brain health and cognitive longevity.

What began as a personal mission evolved into a company committed to preventing cognitive decline and Alzheimer's through cutting-edge nutritional neuroscience. In collaboration with leading neurobiologists, TAHIRO developed a patented nano-absorption delivery system that enhances the effectiveness of natural compounds shown to slow cognitive deterioration. Preclinical trials in France demonstrated promising results in preventing, delaying, and even reversing cognitive symptoms in animal models.

In addition to its flagship brain health formulation, TAHIRO offers a growing line of wellness products including Vegan Omega 3, Sleep Well, Brain Focus, and Stress Relief—all designed to support long-term cognitive and emotional well-being.

With international patent applications filed in the U.S., Europe, and India, TAHIRO is positioned to lead the future of proactive brain health on a global scale.

Business Model

TAHIRO operates a direct-to-consumer (DTC) and business-to-business (B2B) e-commerce business model, generating revenue through the online sale of proprietary brain health and wellness supplements via its website and major digital marketplaces.

The Company's primary revenue streams include:

- Product Sales: TAHIRO offers a line of science-based nutritional supplements—such as Vegan Omega 3, Brain Focus, Sleep Well, and Stress Relief—available as individual products or bundled subscriptions.
- Flagship Brain Health Product: Upon regulatory clearance and product launch, TAHIRO's patented cognitive support formula is expected to become a key revenue driver, targeting individuals at risk of cognitive decline as well as the general wellness market.
- Recurring Revenue: The Company leverages a subscription-based model to drive predictable, long-term customer engagement and lifetime value.
- B2B Partnerships: TAHIRO is exploring collaborations with wellness clinics, health practitioners, and digital health platforms to distribute its products more widely.
- Global IP Licensing (future): As patent approvals are secured, the Company may monetize its proprietary technology via licensing opportunities with international partners in the brain health and pharmaceutical sectors.

Tahiro's business model is designed to scale globally through digital channels, data-driven marketing, and a strong focus on customer education around cognitive health and prevention.

TAHIRO operates within the rapidly growing cognitive health and wellness market, which includes a wide range of supplements targeting memory, focus, and brain longevity. Competitors in this space vary significantly in size, strategy, and scientific depth.

To better understand TAHIRO's position, we categorize the competition into two main groups:

1. Large-Scale Consumer Brands

These companies have significant market share and brand recognition but typically lack targeted scientific focus on Alzheimer's prevention:

- Neuriva (Reckitt Benckiser): A widely distributed cognitive supplement with mass appeal, limited to general brain performance claims.
- Qualia Mind (Neurohacker Collective): A broad-spectrum nootropic with lifestyle branding; not focused on neurodegeneration or backed by preclinical data.
- Alpha BRAIN (Onnit): Known for marketing and partnerships with athletes; lacks scientific validation specific to long-term cognitive decline.

2. Specialized Brain Health Startups

These are smaller, science-focused brands that share some overlap in mission but differ in execution and technological innovation:

- NeuroReserve: Offers a daily supplement aimed at long-term cognitive protection. Uses natural ingredients, but lacks proprietary delivery systems or preclinical Alzheimer's research.
- Percepta: Focuses on plant-based formulas for memory support. While positioned in the brain health space, it does not employ advanced delivery technologies or have published preclinical results.
- Sage Nutrients: A boutique supplement brand developing cognitive support blends. Operates with limited scientific data and no unique IP.

TAHIRO's Competitive Edge

TAHIRO differentiates itself through:

- Patented nano-absorption technology for enhanced bioavailability and brain targeting.
- Preclinical trial results demonstrated promising results in the prevention, delay, and reversal of cognitive symptoms in animal models.
- Multi-product portfolio supporting emotional and cognitive health (e.g., Vegan Omega 3, Brain Focus, Sleep Well, Stress Relief).
- Clear scientific mission focused on early intervention for at-risk individuals, grounded in neuroscience and innovation.

TAHIRO's approach blends scientific credibility, proprietary innovation, and consumer accessibility—positioning the Company uniquely in a market that is often divided between clinical research and lifestyle branding.

Current Stage

TAHIRO, Inc. is currently in the early commercial stage with advanced R&D assets. The Company has:

- Developed and launched multiple consumer products currently available for sale online, including Vegan Omega 3, Sleep Well, Brain Focus, and Stress Relief.
- Completed preclinical trials in France which demonstrated promising results in the prevention, delay, and reversal of cognitive symptoms in animal models using its flagship brain health formula.
- Filed international patent applications (PCT) covering proprietary nano-absorption delivery technology in the U.S., Europe, and India.
- Built a direct-to-consumer e-commerce infrastructure and began generating initial revenues from product sales.
- Assembled a scientific advisory team and established partnerships with leading neuroscience researchers.
- Preparing for the next stage: clinical validation, expanded marketing, and scaling distribution.

TAHIRO is now raising capital to, expand commercialization efforts, and grow its impact in the global brain health market, while continuing to advance product innovation and evidence-based development.

Future Roadmap

Future Roadmap – TAHIRO, Inc.

TAHIRO's vision is to become a global leader in brain health innovation, combining science, technology, and accessibility. The Company's future roadmap includes the following key milestones:

Short-Term (0–12 Months):
- Launch the flagship brain health product in select markets, leveraging existing clinical data and IP protection.
- Expand online sales of existing wellness products (Vegan Omega 3, Brain Focus, Sleep Well, Stress Relief) through targeted marketing and new distribution channels.
- Continue expanding the Company's IP portfolio, including national phase entries from current international (PCT) applications.
- Strengthen brand identity and positioning as a neuroscience-driven wellness company.

Mid-Term (12–24 Months):
- Scale distribution of the flagship product, both DTC and through strategic B2B partnerships with wellness clinics and health providers.
- Initiate clinical validation for the brain health formulation to strengthen evidence-based positioning.
- Launch new product formulations based on ongoing R&D efforts.
- Grow recurring revenue through subscription models and customer retention initiatives.

Long-Term (24+ Months):
- Advance clinical research with academic and medical institutions to support regulatory pathways (e.g., FDA or CE marking, where applicable).
- Expand globally into markets such as Europe, India, and Asia via licensing and localized distribution.
- Extend the patented nano-delivery platform to additional applications beyond cognitive health.
- Evaluate opportunities for strategic partnerships, licensing, or acquisition within the global healthtech or pharmaceutical ecosystem.

DIRECTORS, OFFICERS, MANAGERS AND KEY PERSONS

The directors, officers, managers and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.
Officers and Directors

Name: Avi Palatnik
Current Role: CEO and Director
Positions Held with the Issuer:
- **Position:** CEO and Director (since 08/2018)
- **Service Dates:** 02/2025 - Current
- **Responsibilities:**
  - Leading fundraising efforts (Reg CF campaign and investor relations)
  - Overseeing the go-to-market strategy for the Company's flagship brain health product
  - Managing internal teams across R&D, marketing, and operations
  - Building strategic partnerships in wellness and healthtech
  - Overseeing budgeting and resource allocation

- **Position:** Head of R&D
- **Service Dates:** 05/2019 - 02/2025
- **Responsibilities:** Led TAHIRO's research and development efforts, overseeing all stages of product innovation—from scientific concept to lab execution.

  The role included:
  - Recruiting and managing the Company's scientific team.
  - Leading the development of proprietary formulas based on neuroscience research.

- Overseeing lab testing and preclinical trials.
- Driving the development of TAHIRO’s patented nano-absorption delivery system.

Name: Neta Golani
Current Role: COO and Director
Positions Held with the Issuer:

- **Position:** COO and Director (since 08/2018)
- **Service Dates:** 08/2021- Current
- **Responsibilities:**
  serves as TAHIRO’s Chief Operating Officer (COO), overseeing day-to-day operations and ensuring effective cross-functional execution. His responsibilities include supply chain management, logistics, vendor coordination, and operational planning to support the company’s growth. He plays a key role in scaling production, maintaining regulatory compliance, and optimizing internal processes to deliver on TAHIRO’s mission efficiently.

Name: Nitzan Ben Nun
Current Role: Director
Positions Held with the Issuer:

- **Position:** Director (since 08/2018)
- **Service Dates:** 08/2018 - Current
- **Responsibilities:** Board Oversight

Other business positions in the past three years:

- Employer: Self-Employed at Royal Crest Sands Asset Group LLC

Name: Sasson Amit
Current Role: Director
Positions Held with the Issuer:

- **Position:** Director (since 08/2018)
- **Service Dates:** 08/2018 - Current
- **Responsibilities:** Board Oversight

Other business positions in the past three years:

- Employer: Self-Employed at AMIT's Clinic

Name: Maya Palatnik
Current Role: Director
Positions Held with the Issuer:

- **Position:** Director (since 08/2018)
- **Service Dates:** 08/2018 - Current
  Responsibilities: Board Oversight

Other business positions in the past three years:

- Employer: Self-Employed at PALATNIKS ltd

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	As Percentage
Nitzan Ben Nun	3,450,000	Class A Common Stock	33.81%

RECENT OFFERINGS OF SECURITIES

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

Type of security sold: Common Stock
Final amount sold: $150,000
Number of Securities Sold: 4,161
Use of proceeds: Solely for the Reg CF
Date: January 30, 2025
Offering exemption relied upon: Regulation D 506(b)

Type of security issued: Class B Common Stock
Amount Raised: $26,782
Number of Securities Issued: 22,748
Use of proceeds: Sales and marketing, Inventory production
Closing Dates: Various dates between August 17, 2025 and January 22, 2026
Offering exemption relied upon: Regulation CF

THE COMPANY'S SECURITIES

The Company's Securities

On May 22, 2025, the Company filed a Certificate of Amendment to its Articles of Incorporation. As a result, the total number of shares that the Company is authorized to issue is 20,000,000 shares of common stock (the "**Common Stock**"), of which (i) 12,500,000 shares are designated as Class A Common Stock (the "**Class A Common Stock**") and (ii) 7,500,000 shares are designated as Class B Common Stock (the "**Class B Common Stock**"). In connection with the Certificate of Amendment to the Articles of Incorporation, all outstanding Common Stock as of such date were converted into Class A Common Stock on a one share of Common Stock to fifty (50) shares of Class A Common Stock basis.

As of the date of this Form C, (i) 10,000,000 shares of Class A Common Stock and (ii) 22,748 shares of Class B Common Stock are issued and outstanding.

Except with respect to voting rights, all shares of Common Stock are identical and entitle the holders to the same rights and privileges. The shares of Class A Common Stock outstanding have superior voting rights to the Class B Common Stock, which are non-voting.

Securities Class Information for Regulation CF Offering of Class B Common Stock

Voting Rights

None

Material Rights

Class B Common Stock do not have a liquidation or dividend preference.

All statements in this Form C-AR regarding voting and control of the Securities are qualified in their entirety by reference to the Company's Articles of Incorporation, as amended.

What it means to be a minority holder

As a minority holder of the Security, holders of the Securities have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, Company repurchases of securities, a sale of the Company or its significant assets, or Company transactions with related parties. Further, investors may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that Investors may eventually have in the Company. Investors should understand and expect the potential for dilution. When an investor makes an investment in a class of securities that represents ownership in a company (common shares or interests are most common), the investor's percentage of ownership can go down over time, which is called dilution. An investor's stake in a company may be diluted due to the company issuing additional securities. In other words, when a company issues more securities that reflect ownership (or additional equity interests), the percentage of the company that you own will go down, even though the value of the company may go up (there is no guarantee that it will). The investor will own a smaller piece of a larger company (or, if the value goes down, then a smaller piece of a smaller company). This increase in the number of securities outstanding could result from various other issuance types too, like a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into securities.

If a company decides to issue more securities, an investor could experience value dilution, with each security being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per securities (though this typically occurs only if the company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Related Party Transactions

None

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General overview of the Company's current financial condition based on the financials included with this Offering

The Company is currently in a pre-revenue phase with early sales activity over the past years. The Company incurred a net loss in 2024 due to its initial investments in product development, inventory manufacturing, and go-to-market preparation. The Company had revenue in 2025 as it increased its marketing and distribution efforts.

Company's Cash and Cash Equivalents

As of December 31, 2025, the Company reported a cash balance of $ **$44,408.45**.

Company's Liquidity and Capital Resources

The Company expects to self fund over the next 12 months throw loans and capital contributions from shareholders. The Company has no binding commitments for such additional financing.

Company's Capital Expenditures and Other Obligations

The Company's capital expenditures to date include manufacturing costs for finished goods, packaging development, marketing, and third-party testing. No significant lease or financing obligations are currently outstanding.

Company's Historical Results of Operations

The Company has been operational since 2017, with its initial focus on research and product ideation. Prior to 2023, activities were primarily centered around product conceptualization, branding direction, and scientific validation. In 2024 and 2025, the Company expanded operations significantly—incurring expenses related to product development, inventory manufacturing, e-commerce readiness, and regulatory compliance. These investments led to operating losses in both years which are consistent with early-stage growth companies preparing for market launch. while revenue declined year-over-year, the Company's bottom line improved significantly as management prioritized operational efficiency, margin improvement, and disciplined cost optimization over short-term revenue growth.

Any Material Changes, Trends and Other Information known to Management subsequent to the period covered by the financial statements

The Company secured a $150,000 investment in January 2025 which will support growth initiatives. The Company also raised $26,003 in a Regulation CF. The Company expects increased sales activity in 2026 following the launch of marketing efforts and finalized distribution plans.

Company Debt

The Company has no Debt.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. “Member of the family” as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any capital stock into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer. Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

EXHIBIT B
FINANCIALS (UNAUDITED)
(EXHIBIT B TO FORM C-AR)

August 18, 2026

TAHIRO, INC.
TAHIRO CF INVESTORS SPV, LLC

TAHIRO

Tahiro Inc.

Balance Sheet

As of Dec 31, 2025

	Total
Assets	
Current Assets	
Bank Accounts	$44,408.45
Other Current Assets	$98,462.58
Total for Current Assets	$142,871.03
Fixed Assets	$7,886.00
Other Assets	$776,200.64
Total for Assets	$926,957.67
Liabilities and Equity	$926,957.67

Tahiro Inc.

Profit and Loss

January-December, 2025

	Total
Income	
Flip.shop Income	$244.80
Marketing Services	$22,500.00
Sales of Product Income	
Amazon Income	**$212,688.07**
Ebay Sales	$106.62
Shopify Income	**$33,470.02**
Stripe Sales	$157.87
Walmart Income	**$5,467.60**
Total for Sales of Product Income	**$251,890.18**
Total for Income	**$274,634.98**
Cost of Goods Sold	
Amazon COGS	**$61,536.56**
Cost of Goods Sold	**$59,798.97**
Cost of Goods Sold - Capsules	**$11,457.56**
Shipping & Freight	$4,413.50
Storage	$6,091.60
Total for Cost of Goods Sold	**$143,298.19**
Gross Profit	**$131,336.79**
Expenses	
Advertising & Marketing	**$22,163.85**
Amazon Expenses	**$18,923.45**
Bank Charges & Fees	$1,959.83
Computer & Internet	$4,281.44
Contractors	**$14,101.09**
Credit Card Processing Fees	$282.36
Dues & Subscriptions	$1,708.76
Insurance	$11,509.21
International Fees	$144.79
Job Supplies	-$70.32
Legal & Professional Services	**$167,637.72**
Office Supplies & Software	$2,189.80
Other Business Expenses	**$240.00**
PayPal Expenses	**$498.47**
Postage	$1,392.87
Shopify Expenses	**$898.70**
Software	$2,584.80
Walmart Expenses	**$3,309.03**

Tahiro Inc.

Profit and Loss

January-December, 2025

	Total
Web Hosting	$1,084.12
Total for Expenses	**$254,839.97**
Net Operating Income	**-$123,503.18**
Other Income	**$7.19**
Other Expenses	**-$14.45**
Net Other Income	**$21.64**
Net Income	**-$123,481.54**